Exhibit 99.2

Elong Power Holding Limited Announces Closing of US$6.6 Million Public Offering

BEIJING, July 13, 2026 (GLOBE NEWSWIRE) — Elong Power Holding Limited (Nasdaq: ELPW) (“Elong Power” or the “Company”), a comprehensive provider dedicated to the R&D, sales and scenario-oriented system solutions of lithium-ion battery energy storage systems, today announced the closing of its previously announced registered public offering conducted on a best-efforts basis.

The Company issued an aggregate of 16,500,000 units (each, a “Unit”) at an offering price of US$0.40 per Unit (the “Offering”). Each Unit consists of one Class A ordinary share of the Company (or pre-funded warrant in lieu thereof), with a par value of US$0.0128 per share, and one common warrant to purchase one Class A ordinary share of the Company (the “Common Warrant”).

Each Common Warrant is immediately exercisable upon issuance at an initial exercise price of US$0.40, which is equal to the public offering price per Unit. The warrant exercise price is subject to customary anti-dilution adjustments in connection with share splits, share combinations, dividend distributions, subsequent equity sale and other corporate restructurings. The warrants will expire on the third anniversary of the issuance date.

The company received total gross proceeds of approximately US$6.6 million, prior to deducting placement agent fees, legal fees, administrative and other offering-related expenses. The Company intends to use the net proceeds from the Offering for working capital requirements, general corporate purposes, as well as further product iteration & development and production capacity expansion.

Maxim Group LLC acted as the sole placement agent for the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company, and Pryor Cashman LLP acted as U.S. securities counsel to the placement agent, in connection with the Offering.

The Company’s Registration Statement on Form F-1 (File No. 333-297290) was filed with the U.S. Securities and Exchange Commission (SEC) and declared effective on July 9, 2026. The Offering was made exclusively by means of a prospectus contained within the effective F-1 registration statement, copies of which may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. Copies of the registration statement can be accessed through the SEC website at www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. No offering, sale or solicitation shall be permitted in any jurisdiction where such offering or sale would be unlawful prior to registration, exemption or qualification under the local securities laws of such jurisdiction.

About Elong Power

Elong Power Holding Limited is an exempted company incorporated under the laws of the Cayman Islands. Adhering to its development strategy of “Asset-Light, R&D-Intensive, AI + Energy Storage, Global Scenario Layout”, the Company focuses on lithium battery energy storage system core business, with strategic layout covering overseas residential & commercial and industrial (C&I) energy storage, as well as grid-side energy storage in China. The Company is committed to delivering high-reliability, cost-effective and intelligent energy storage system solutions to global customers. Elong Power is chaired and led by Ms. Xiaodan Liu as Chief Executive Officer.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to substantial risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied, including without limitation: the Company’s ability to complete the Offering in accordance with the expected timeline and terms; satisfaction of closing conditions; the planned use and actual deployment of net proceeds; adverse changes in global market conditions and capital market sentiment; risks relating to the Company’s business strategy adjustment and asset optimization; the ability to maintain the Company’s Nasdaq listing status; changes in industry policies and regulatory rules; future capital financing needs; and other risk factors disclosed in the Company’s periodic filings and subsequent submissions with the SEC, including its Annual Report on Form 20-F. All forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable law.

Investor & Media Contact

Elong Power Investor Relations

Email: ir@elongpower.com